

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2013

Via E-mail
Jeffery Brown, President
SIGMABROADBAND CO.
2690 Cobb Parkway
Suite A5
Atlanta, Georgia 33080

> **Re:** **SIGMABROADBAND CO.**
> **Registration Statement on Form S-1**
> **Filed September 27, 2013**
> **File No. 333-191426**

Dear Mr. Brown:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please prominently disclose on the prospectus cover page that you are a shell company. Please also include risk factor disclosure regarding the limited transferability of your shares under Rule 144(i) due to your shell company status, and revise the Rule 144 disclosure in the penultimate paragraph on page 12 to discuss the resale limitations.

2.   Because you are a shell company, the selling shareholder offering is deemed to be an indirect primary offering and must occur at a fixed price for the duration of the offering. Please revise your disclosure throughout the prospectus to state the offering by the selling stockholders is fixed for the entire duration. Further, please revise page 12 to state that the selling stockholders are underwriters—not may be deemed underwriters.

3. We note that three of your selling shareholders selling 550,000 shares in the offering are also responsible for selling shares on behalf of the Company. Please clarify how they will determine which shares they will sell first and the effect their resales may have on the success of the Company's offering. Clarify whether this dual selling role raises any potential issues under Regulation M.

Risk Factors, page 2

4. You have no current telecommunications operations. To prevent the confusion that you have customers or revenues, please rewrite the following risk factors to remove the implication that you are currently operational:

- "Competition in our business markets could adversely affect our results of operations…"
- "Competition in our consumer service areas could reduce our market share…"
- "In certain operating territories, we are dependent on other carriers…"
- "Disruptions in our data centers could cause service interruptions…"
- "We cannot assure that we will be paying dividends..."
- "We may be unable to fully realize expected benefits from our recent acquisitions…"
- "Cyber security incidents could have a significant operational and financial impact…"

We are controlled by current officers, directors and principal stockholders, page 3

5. Your reference to insiders owning 90% of the outstanding shares appears inconsistent with your disclosure on page 24 indicating that your insiders only own 22% of the outstanding shares. Please reconcile.

Use of Proceeds, page 10

6. The table on page 10 focuses on your anticipated capital expenditures ($25 million) rather than the potential proceeds from your primary offering ($12.5 million). Redo the table to present the use of proceeds assuming 100%, 75%, 50%, and 25% of your proceeds are raised.

Selling Stockholders, page 12

7. Please correctly identify the number of shares being offered for resale in the second paragraph on page 13.

Description of Business, page 16

8.   Please clarify your disclosure in the fourth paragraph on page 16 regarding your intention
        to engage in mergers and acquisitions.

Services and Product, page 18

9.   It seems you have no assets or network. Please clarify your statement on page 18 that
        95% of the U.S. is covered by your network.

10.   We note your projections at the bottom of page 18. If retained, please expand the
        accompanying narrative to disclose the assumptions and elements of your actual business
        plan that support these projections. In addition, please provide a reconciliation of
        EBITDA to the appropriate GAAP measure, net income/loss, for the same periods.

Competition, page 19

11.   We note your disclosure in the second and third bullet. It appears you have no network.
        Therefore, please clarify the statements that (i) bundling phone services with video and
        data has proven successful for cable companies like yourself, and (ii) cable companies
        like yourself have increased penetration.

12.   We note the following disclosure on page 20: that you have not had to compete with
        regional and national carriers, that you will continue to have a competitive advantage,
        and that like Cable MSOs you will operate in rural markets. It appears you have no
        operations outside of planning and organization. Revise your disclosure accordingly.

13.   We note your disclosure under "Our Competitive Value" that you provide local, long
        distance, Internet access etc. You have no network. Revise your disclosure accordingly.

Operating Strategy, page 20

14.   We note disclosure on page 20 that you offer a quality consumer experience etc. and
        disclosure on page 21 that you bring cutting-edge technologies. As noted, it appears you
        have no significant assets or operations. Revise your disclosure on pages 20 and 21.

Our Technology, page 22

15.   We note your disclosure under this heading regarding certain assets. These assets are not
        reflected in your financial statement. Please advise.

SigmaBroadband Co. Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

16.   The first paragraph of your accountant's report refers to the related statements of operations for the year ended May 31, 2013 and the period from inception (October 19, 2012) to May 31, 2013. These two periods are one in the same. Please revise accordingly.

17.   The second paragraph of the accountant's report refers to the period from inception (October 19, 2012) to April 30, 2013. This is inconsistent with the preceding paragraph and the financial statements as presented in your prospectus which are presented as of May 31, 2013. Please revise accordingly or explain.

Statement of Operations, page 3

18.   We note that the two periods presented are one in the same. Please delete the column identified as 2013.

Statement of Cash Flows, page 5

19.   We note that the two periods presented are one in the same. Please delete the column identified as 2013.

Note 6. Basis of Reporting, page 9

20.   You state that you have experienced a loss from operations during your development stage as a result of the investment necessary to achieve your operating plan. Please revise to clarify what investment is included in your loss from operations.

21.   You state that management expects to raise capital through a private placement offering. Revise to disclose if this private placement is in addition to the public offering disclosed in this prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christy Adams, Staff Accountant, at 202-551-3363 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        The Vazquez Law Firm
        Peter J. Vazquez, Jr., Esq.